Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

March 11, 2010

Catalyst 2009 results reflect ongoing cost reductions, weak market conditions

Richmond, (BC) – Catalyst Paper (TSX:CTL) recorded a net loss attributable to the company of $4.4 million, or $0.01 per common share in 2009, compared to a net loss attributable to the company of $219.8 million, or $0.65 per common share in 2008.

Effective December 31, 2009, the company adopted U.S. generally accepted accounting principles (US GAAP) for presentation of its 2009 consolidated financial statements.  As a consequence, the quarterly consolidated financial statements for 2009 have been restated into US GAAP and are being filed concurrently with the company’s annual consolidated financial statements.

Net loss before specific items attributable to the company for the year was $58.8 million, or $0.15 per common share compared to a net loss attributable to the company before specific items of $25.6 million or $0.08 per common share in 2008.  Sales revenues of $1,201.7 million were down from $1,849.4 million in 2008, reflecting demand and price declines across the company’s product lines.

EBITDA in 2009 was $103.5 million, down $55.9 million compared to 2008.  The decrease was due to lower prices and sales volumes, partially offset by the impact of a weaker average Canadian dollar in 2009.  Lower operational, fixed and restructuring costs, along with write downs of finished goods and raw materials inventory that were not as significant in 2009 as in 2008, helped partially mitigate the impact of a weaker market.  EBITDA before specific items in 2009 was $121.4 million, down from $189.5 million in 2008.

“We bore the full brunt of a global recession and structural changes that are affecting demand for many of our products and the impacts were unrelenting in 2009,” said Richard Garneau, president and chief executive officer.  “We overcame a very difficult year by taking extraordinary cost reduction measures and by adopting a leaner manufacturing operation better suited for a smaller paper market.  We also took important steps to address liquidity and debt-management.”

For the fourth quarter, Catalyst recorded a net loss attributable to the company of $35.8 million, or $0.09 per common share, compared to net earnings attributable to the company of $13.2 million, or $0.03 per common share, in the previous quarter.  Before specific items, net loss attributable to the company was $21.8 million in Q4 compared to a net loss attributable to the company before specific items of $19.8 million in Q3.

EBITDA in Q4 was $13.4 million, a decrease of $9.5 million compared to Q3.  The benefit of higher sales volumes and improved paper pricing was more than offset by a stronger Canadian dollar quarter-over-quarter, higher ONP and purchased kraft pulp, maintenance, and other fixed costs, and the impact of write downs of finished goods and raw materials inventory.  EBITDA before specific items in Q4 was $14.8 million compared to $22.9 million in the prior quarter.

Free cash flow in Q4 was negative $6.5 million compared to positive cash flow of $6.3 million in the previous quarter, reflecting lower EBITDA and higher capital spending in Q4 compared to Q3.

At December 31, 2009, the company had $157.4 million of liquidity available, up $12.1 million from a year earlier. This was comprised of $83.1 million in cash and $74.3 million of availability on its ABL Facility, after taking into account a covenant that requires the company to maintain $35.0 million in availability under the ABL Facility.

The company generated free cash flow in 2009 of $29.3 million compared to $45.2 million in 2008.  The decrease was primarily due to lower EBITDA in 2009, which more than offset lower capital spending and interest paid in the year.  At December 31, 2009, the Company was in compliance with the covenants under both its ABL Facility and senior notes.

Looking forward, market conditions in 2010 are expected to remain challenging as publishers and retail advertisers continue to adjust print requirements with lower demand and increased competition from digital media. Declines in newsprint and directory consumption are expected to continue, challenging the supply-demand balance and putting downward pressure on pricing across all markets in which the company sells.  Combined with production curtailment and the continued strength of the Canadian dollar, these factors will have a negative impact on the company’s profitability.

Liquidity will be under pressure until there is a sustained and substantial improvement in market conditions for the company’s products.  Ongoing paper and pulp capacity curtailments required to keep pace with the reduced demands will affect the company’s cash flow and borrowing base under the ABL Facility.

Catalyst will continue to focus in 2010 on reducing fixed and operational costs across all mills (including property tax and labour costs), improving its product mix, and on selective investment in capital projects with short pay-backs.

Cash conservation will also be a top priority.   On March 10, 2010, U.S.$318,676,000, or 89.96% of the outstanding 2011 8 5/8% senior notes were exchanged for new 11.0% 2016 senior secured notes of U.S.$280,434,000.  U.S.$35,552,000 aggregate principal amount of 2011 senior notes remain outstanding.

The Board of Directors also announced, today, that chief executive officer, Richard Garneau, has agreed to remain with the company to the end of May 2010 to assist in the transition to a new CEO. Mr. Garneau announced his resignation for personal reasons, January 25, 2010 and an executive search was initiated at that time.

Selected Financial Highlights

(In millions of dollars, except where otherwise stated)
	Annual			2009
	2009	2008	2007	Total	Q4	Q3	Q2	Q1

Sales	$1,201.7	$1,849.4	$1,714.6	$1,201.7	$294.3	$263.4	$291.5	$352.5
Operating earnings (loss)	(60.5)	(157.4)	(149.4)	(60.5)	(41.8)	(13.0)	(29.7)	24.0
EBITDA 1	103.5	159.4	27.0	103.5	13.4	22.9	6.1	61.1
– before specific items 1	121.4	189.5	116.7	121.4	14.8	22.9	18.4	65.3
Net earnings (loss) attributable to the Company	(4.4)	(219.8)	(36.5)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items 1	(58.8)	(25.6)	(89.3)	(58.8)	(21.8)	(19.8)	(25.6)	8.4
EBITDA margin 1	8.6%	8.6%	1.6%	8.6%	4.6%	8.7%	2.1%	17.3%
– before specific items 1	10.1%	10.2%	6.5%	10.1%	5.0%	8.7%	6.3%	18.5%
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(0.01)	$(0.65)	$(0.17)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
– before specific items 1	(0.15)	(0.08)	(0.42)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to the Company’s common shareholders before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to 2009 Annual Management’s Discussion and Analysis – Section 10, “Non-GAAP Measures” for further details.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in Catalyst’s management’s discussion and analysis for the year ended December 31, 2009 available at www.sedar.com.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372